Exhibit 99.1

ASSURE HOLDINGS CORP.

Unaudited Pro Forma Condensed Consolidated Financial Information

On March 26, 2024, Assure Holdings Corp. (the “Company”) completed the sale of certain assets held by its direct and indirect wholly owned subsidiaries, Assure Neuromonitoring, LLC, Assure Networks, LLC, Assure Networks Texas Holdings, LLC and Assure Networks Texas Holdings II, LLC (collectively, the “Sellers”), pursuant to an Asset Purchase Agreement (the “APA”), dated as of March 11, 2024, as amended March 26, 2024, by and between the Company, the Sellers and National Neuromonitoring Services, LLC (“Purchaser”), for cash in the amount of $2.32 million, subject to customary closing and post-closing adjustments, if any. Post-closing adjustments are primarily associated with certain adjustments for the number of transferred employees and IONM systems remaining with Purchaser 30 days after the closing and indemnification obligations in accordance with the APA.

The sale of assets is considered a significant disposition for purposes of Item 2.01 of Form 8-K. Accordingly, the Company has prepared the accompanying unaudited pro forma condensed consolidated financial information in accordance with Article 11 of Regulation S-K.

The accompanying unaudited pro forma condensed consolidated balance sheet gives effect to the sale of assets under the APA as if it had occurred on September 30, 2023, the date of the Company’s most recently filed balance sheet. The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022 and the nine months ended September 30, 2023 gives effect to the sale of assets under the APA as if it had occurred on January 1, 2022.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with: (i) the audited consolidated financial statements and notes as of and for the year ended December 31, 2022 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2023 and (ii) the Company’s unaudited condensed consolidated financial statements and notes as of and for the period ended September 30, 2023 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on December 22, 2023.

The unaudited pro forma condensed consolidated financial information is presented based on assumptions, adjustments and currently available information described in the accompanying notes and is intended for informational purposes only. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of what the Company’s results of operations or financial condition would have been had the sale of the assets occurred on the dates assumed. In addition, it is not necessarily indicative of the Company’s future results of operations or financial condition.

	Historical	Asset Sale		Proforma
	September 30, 2023	Adjust		September 30, 2023
	(unaudited)	(unaudited)		(unaudited)
ASSETS
Current assets
Cash	$634	$2,320	1	$2,954
Accounts receivable, net	6,013			6,013
Other current assets	862	2,180	2	3,042
Due from MSAs	4,394			4,394
Assets held for sale	2,435	(2,435)	3	—
Total current assets	14,338	2,065		16,403
Equity method investments	262			262
Operating lease right of use asset, net	692			692
Total assets	$15,292	$2,065		$17,357
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,193	$		$5,193
Current portion of debt	3,238			3,238
Current portion of lease liability	632	(266)	4	366
Current portion of acquisition liability	505			505
Other current liabilities	20			20
Total current liabilities	9,588	(266)		9,322
Lease liability, net of current portion	653	(218)	4	435
Debt, net of current portion	10,232			10,232
Acquisition liability, net of current portion	272			272
Deferred income taxes, net	616			616
Total liabilities	21,361	(484)		20,877
SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	27			27
Additional paid-in capital	55,475			55,475
Accumulated deficit	(61,571)	2,549		(59,022)
Total shareholders’ equity (deficit)	(6,069)	2,549		(3,520)
Total liabilities and shareholders’ equity (deficit)	$15,292	$2,065		$17,357

1. Cash received
2. Earnout value - need to complete the valuation of the earnout.
3. Assets sold
4. Elimination of lease liabilties associated with leased assets sold

	Historical			Proforma
	Year ended	Asset Sale		Year ended
	December 31, 2022	Adjust		December 31, 2022
	(unaudited)	(unaudited)		(unaudited)
Revenue
Technical services	$825	$(825)	5	$—
Professional services	7,498	(7,498)	5	—
Other	2,653	(2,182)	5	471
Total revenue	10,976	(10,505)		471
Cost of revenues	15,190	(12,658)		2,532
Gross margin	(4,214)	2,153		(2,061)
Operating expenses
General and administrative	15,065	—		15,065
Sales and marketing	945	(945)	5	—
Depreciation and amortization	4,060	(4,051)	5	9
Impairment charge	3,540	—		3,540
Total operating expenses	23,610	(4,996)		18,614
Loss from operations	(27,824)	7,149		(20,675)
Other income (expenses)
Income from equity method investments	39	—		39
Gain on Paycheck Protection Program loan forgiveness	1,665	—		1,665
Interest expense	(1,739)	100	5	(1,639)
Other expense, net	(1,370)	—		(1,370)
Accretion expense	(681)	—		(681)
Total other expense, net	(2,086)	100		(1,986)
Loss from continuing operations before income taxes	(29,910)	7,249		(22,661)
Income tax expense on continuing operations	(202)	—		(202)
Net loss	$(30,112)	$7,249		$(22,863)
Loss per share
Basic	$(40.06)	$9.64		$(30.42)
Diluted	$(40.06)	$9.64		$(30.42)
Weighted average number of shares used in per share calculation – basic	751,659	751,659		751,659
Weighted average number of shares used in per share calculation – diluted	751,659	751,659		751,659

5. Eliminate discontinued operations associated with asset sale

	Historical			Proforma
	Nine months ended	Asset Sale		Nine months ended
	September 30, 2023	Adjust		September 30, 2023
	(unaudited)	(unaudited)		(unaudited)
Revenue, net	$226	$—		$226
Cost of revenues	1,998	—		1,998
Gross margin	(1,772)	—		(1,772)
Operating expenses
General and administrative	10,105	—		10,105
Bad debt expense related to termination of managed service agreements	84	—		84
Depreciation and amortization	6	—		6
Total operating expenses	10,195	—		10,195
Loss from operations	(11,967)	—		(11,967)
Other income (expenses)
Income from equity method investments	38	—		38
Interest income	11	—		11
Interest expense	(1,511)	—		(1,511)
Other income, net	329	—		329
Accretion expense	(511)	—		(511)
Total other expense, net	(1,644)	—		(1,644)
Loss from continuing operations before income taxes	(13,611)	—		(13,611)
Income tax benefit on continuing operations	171	—		171
Loss from continuing operations	(13,440)	—		(13,440)
Loss from discontinued operations, net of tax	(3,575)	3,575	5	—
Net loss	$(17,015)	$3,575		$(13,440)
Loss per share
Basic	$(4.89)	$1.03		$(3.86)
Diluted	$(4.89)	$1.03		$(3.86)
Weighted average number of shares used in per share calculation – basic	3,480,014	3,480,014		3,480,014
Weighted average number of shares used in per share calculation – diluted	3,480,014	3,480,014		3,480,014

5. Eliminate discontinued operations associated with asset sale

ASSURE HOLDINGS CORP.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following describes the pro forma adjustments reflected in the presentation of the accompanying pro forma condensed consolidated balance sheet and pro forma condensed consolidated statements of operations:

(1)	Adjustment reflects the cash consideration received as if the closing date of the sale occurred on September 30, 2023.

(2)	Adjustment reflects value of potential cash earnout payment.

(3)	Adjustments reflects value of assets sold as if the closing date of the sale occurred on September 30, 2023.

(4)	Adjustment reflects the elimination of lease liabilities associated with leased assets sold.

(5)	Adjustment to reflect the elimination of discontinued operations associated with sale of assets.